UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Green Pinata, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Massachusetts

> *Date of organization*
> April 10, 2015

Physical address of issuer
2 Blue Jay Circle, #2, Wakefield, MA 01880

Website of issuer
www.greenpinatatoys.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of the Securities being issued in this Offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 15, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$18,617.00	$6,582.00
Cash & Cash Equivalents	$2,903.00	$1,219.00
Accounts Receivable	$20.00	$0.00
Short-term Debt	$2,566.00	$0.00
Long-term Debt	$0.00	$6,574.00
Revenues/Sales	$19,322.00	$4,674.00
Cost of Goods Sold	$43,772.00	$12,607.00
Taxes Paid	$1,571.00	$18.00
Net Income	-$4,327.00	-$7,427.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 13, 2017

FORM C

Up to $1,070,000.00

Green Pinata, LLC



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Green Pinata, LLC, a Massachusetts Limited Liability Company (the "Company," "Green Piñata," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement.

Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 5.0% commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.greenpinatatoys.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 13, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.greenpinatatoys.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate

only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Green Pinata, LLC (the "Company" or "Green Piñata") is a Massachusetts limited liability Company, formed on April 10, 2015.

The Company is located at 2 Blue Jay Circle, #2, Wakefield, MA 01880.

The Company's website is www.greenpinatatoys.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Green Piñata provides a subscription service that rents and sells high quality wooden toys for children under age 5. The Company's customer base consists of millennials with children under age 5 who seek to avoid having extra, unwanted toys and who seek to have new toys for their children each month. The Company sources its products from multiple, global vendors to curate a collection of high quality, educational toys. The Company then ships directly to its customers, who may return the toys in exchange for new toys or choose to purchase them to own.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being	25,000

offered	
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	1,070,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$25.00
Offering deadline	January 15, 2018
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

*The quantity of Crowd SAFEs represented is not inclusive of the commission to Republic, which will result in an increase of Crowd SAFEs, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our service is highly competitive.
We face competition with respect to our subscription service that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other toy manufacturers to provide us toys for our subscription service.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our service may be adversely impacted if manufacturers do not provide toys which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a retailer of toys, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Shiva Kashalkar who is the Founder and CEO, from April 2015 to present, of the Company. The Company has entered into an employment agreement with Shiva Kashalkar although there can be no assurance that that she will continue to be employed by the Company for a particular period of time. The loss of Shiva Kashalkar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Shiva Kashalkar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to

her in the event of their death or disability. Therefore, if Shiva Kashalkar dies or becomes disables, the Company will not receive any compensation to assist with her absence. The loss of Shiva Kashalkar could negatively affect the Company and its operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of materials, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of materials, packaging materials, and freight.
The prices of the materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We source our toys from a variety of toy manufacturers and we use shipping carriers to ship our products to the customers. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our vendor's manufacturing and distribution facilities could occur.
We source our toys from multiple manufacturers and do not have contract in place with any of them. Our manufacturers have locations worldwide. A disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, quality and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, the U.S. Federal Trade Commission, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units. in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 71.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Massachusetts law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company offers a subscription service that rents and sells high quality wooden toys intended for children under the age of 5. We source our products from multiple vendors around the world and curate a collection of high quality, educational toys that are shipped directly to the customer. According to the 2016 NPD/ICTI Global Toy Market Report, in 2016, retail sales of toys for children under the age of five was a $5 billion industry and is expected to grow. We seek to solve the issue created by the ever-changing interests of growing children and their parents', especially millennials', inability to keep up in choosing and shopping for new toys as well as their inability to store unused toys. Our monthly subscription fee is currently $24.99. Currently, we provide our subscribers the option to purchase toys at the retail price then available on Amazon. Currently we have a 93% retention rate, but we strive to increase customer life-time value by:

1. Creating brand loyalty by curating toys that are not easily found in common retailers;
2. Up-selling and cross-selling on top of subscription by:
    a. Toy sales: Introducing options to buy without having to enroll in our subscription plan, and
    b. Add-ons: Providing more than four toys in a box for an additional fee; and
3. Increasing our customer retention by offering flexibility to rent on-demand.

Business Plan
Please see the Executive Summary attached hereto as Exhibit B in addition to the following information.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Rental Subscription Service	A subscription service targeting millennial parents that prefer high-quality, wooden toys for their children while saving money and reducing clutter.	First-time millennial parents living in urban areas

Customers sign up on our website and we ship the toys directly to our customers using the United States Postal Service.

Competition

The Company's primary competitors are Pley.com and Little PNuts. Pley.com is a Lego rental company that focuses on ages 4 and older. Pley has also entered the age 2+ category through the acquisition of Sparkbox. Little Pnuts is an established toy subscription service that ships toys to its customers, to own, once every quarter.

Green Piñata has the right product-market fit by offering millennial parents what they seek—convenience and quality. The subscription service for ages 6 months to 5 years is still untapped and has strong growth prospects in the organic market. Green Piñata's strategy is to build partnerships with other organic baby brands and introduce samples from these brands to our customer base which will open up in-box advertising opportunities for the Company. Further, Green Piñata has strong vendor relations with Hape and Haba, who seek to expand in the US.

Green Piñata's proprietary technology includes a toy selection algorithm that allows the Company to sell add-on products to its membership services without creating substantial additional operational overhead. In addition to the rental subscription service, the Company intends to earn revenue from business partner promotions and offering products for newborns and special occasions gift categories.

Supply Chain and Customer Base

Our research of toy retail prices suggests that premium wooden toy brands from Europe and the U.S. have an average retail price of more than $30. Hape is the largest wooden retailer in the world with more than $1billion in annual revenue. Haba is a German manufacturer with more than $300million in revenue. Our relationship with Hape and Haba will allow us to use their established and successful networks in order to obtain and ship toys efficiently in our business operations.

Our customers are first time parents of children under five years old. They love the novelty from subscriptions, like the convenience of not having to go shopping and they are eco-friendly and organic living. We also target grandparents as our target consumer base.

Intellectual Property

The Company is currently not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
To our knowledge, we are not dependent on any regulatory approvals and are in compliance with all applicable laws and regulations. We are not aware of any potential regulatory changes that may significantly alter the nature of our business at this time.

Litigation
To our knowledge, we are not subject to any litigation, foreign or domestic.

Other
The Company's principal address is 2 Blue Jay Circle, #2, Wakefield, MA 01880.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Campaign marketing expenses or related reimbursement	8.00%	$2,000	9.3458%	$100,000
Estimated Attorney Fees	12.00%	$3,000	3.7383%	$40,000
General Marketing	32.00%	$8,000	46.7290%	$500,000
Repayment of Debt	32.00%	$8,000	3.7383%	$40,000
General Working Capital	11.00%	$2,750	31.4486%	$336,500
Total	**100.00%**	**$25,000**	**99.50%**	**$1,070,000**

The Company reserves the absolute right to alter the use of proceeds as set forth above. For example, the Company may alter the use of proceeds under the following circumstances:

Customer acquisition cost is expected to be $40/new customer. If the cost goes higher or lower, the company will alter the use of proceeds to be able to maximize customer growth.

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due post-closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Shiva Kashalkar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO - April 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Empirix, Inc. Sr. Product Manager - May 2014 to January 2015. At Empirix, Shiva Kashalkar was responsible for the road-map and go to market strategy of the Empirix big data analytics platform. She performed competitive intelligence and identified key market segments to pursue. Her responsibilities included pricing, customized messaging and positioning for various target segments.

Green Pinata, LLC - Founder and CEO - April 2015 – Present. Green Piñata is Shiva's brain child and she made her idea into a reality in less than a year. Currently her primary responsibilities include operations, vendor management and fundraising. Shiva has great market acumen and offers her marketing insight to the CMO from time to time.

Education
Bachelor of Science, Bharathiar University, India
MBA - Babson Olin Graduate School of Business

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Shiva Kashalkar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO - April 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Empirix, Inc. Sr. Product Manager - May 2014 to January 2015. At Empirix, Shiva Kashalkar was responsible for the road-map and go to market strategy of the Empirix big data analytics platform. She performed competitive intelligence and identified key market segments to pursue. Her responsibilities included pricing, customized messaging and positioning for various target segments.

Green Pinata, LLC - Founder and CEO - April 2015 – Present. Green Piñata is Shiva's brain child and she made her idea into a reality in less than a year. Currently her primary responsibilities include operations, vendor management and fundraising. Shiva has great market acumen and offers her marketing insights to the CMO from time to time.

Education

Bachelor of Science, Bharathiar University, India
MBA - Babson Olin Graduate School of Business

Name

Morgan Kelly Burke

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer – April 2015 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Care.com, Sr. Marketing Associate - July 2010 to September 2013

Open View Venture Partners, Content Specialist – September 2013 to December 2014

Independent Consultant – 2015 to Present

Green Pinata, LLC, Chief Marketing Officer – April 2015 to Present. At Green Piñata, Morgan manages the go-to-market strategy and execution from end-to-end. She is responsible for driving brand awareness and managing content marketing strategy via blogs, videos and user generated content. She also develops customer acquisition and engagement strategies and initiatives via all social channels and through the use of search engine optimization.

Education

MA, Journalism, Emerson College 2010
BA, English, Dickinson College 2008

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

The Company is currently authorized to issue ten million (10,000,000) units of a single class of membership interests (the "Common Units"), of which 7,738,016 Common Units are issued and outstanding. This includes certain grants of Common Units to certain advisors and officers issued and outstanding although these Common Units may be forfeited and cancelled to the extent that any of the defined contingencies, including resignation or removal of the relevant party, or other contingencies. In these circumstances, the total issued and outstanding Common Units reflected and the pro-forma capitalization would be reduced accordingly.

At the initial closing of this Offering, we will have 7,738,016 Common Units outstanding. If additional membership interests in the Company are issued after the Crowd SAFE Units convert into membership interests, the subsequent issuance will dilute the Purchaser's investments.

The Company has entered into the following convertible note financings:

The Company entered into a series of Convertible Promissory Notes from August 31, 2017 to September 1, 2017, more fully detailed in the chart below.

Type of security	Convertible Notes
Number of Convertible Notes outstanding	2
Amount outstanding	$20,000.00
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the Convertible Promissory Notes converted.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE Units issued pursuant to Regulation CF	The Convertible Notes may convert upon the occurrence of a qualified financing of $1,000,000, or automatically upon maturity. The Convertible Notes bear a simple interest rate of 6% per annum and 25% discount.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if	The percentage ownership of the Company by holders of the Convertible Notes upon conversion will depend on the valuation and

convertible securities).	the fully-diluted capitalization of the Company at the time of qualified financing, at which time the Convertible notes convert.

The Company has the following debt outstanding:

Between July 2015 and August 2017, Shivashankari Kashalkar entered into a series of fifteen loans to the Company totaling $42,000.00 in the aggregate (the "Loans"). The Loans were made to the Company for purposes of providing the Company with working capital. The Loans are structured as demand notes and bear an interest rate of four percent (4%) per annum, compounded annually.

Valuation
The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders and advisors; and (ii) convertible notes with no valuation cap. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
71.34% of the company is owned by the founder and Chief Executive Officer Shiva Kashalkar.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Shiva Kashalkar	71.34%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company incurred net operating expenses of $43,772.00 and $12,607.00 for the years ended December 31, 2016 and 2015, respectively. In 2015, the Company generated $4,674.00 in revenue to offset the operating expenses, resulting in a net loss of $7,427.00. In 2016, the Company generated $19,322.00 in revenue, resulting in a net loss of $4,327.00.

General & Administrative
The Company expenses the cost of general administrative needs as incurred and aggregated $43,772.00 and $12,607.00 for the years ended December 31, 2016 and 2015, respectively.

Advertising

The Company expenses the cost of advertising and promotions as incurred and aggregated $6,195.00 and $3,619.00 for the years ended December 31, 2016 and 2015, respectively.

Inventory

The Company expenses the cost of inventory as incurred and aggregated $4,761.00 and $5,343.00 for the years ended December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the Offering: We are in the process of raising an additional $600,000 through a private offering for accredited investors, with the aim of using the proceeds to provide marketing and operating capital to increase new subscriptions by 1,600 subscriptions by the end of next 12-month period.

Burn Rate

Currently, the Company spends an aggregate of approximately $50,000.00 per month in its operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 15, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $25.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised.

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

Authorized Capitalization
See "Capitalization and Ownership" above.

The Securities
We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Classes of Securities of the Company
On April 10, 2015, the Company and its members entered into the Limited Liability Company Operating Agreement of Green Pinata, LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

Common Units
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A

description of the rights of the Members may be found in the Certificate of Formation and the Company Operating Agreement, as well as the Massachusetts Limited Liability Company Act.

Voting Rights
The Company's management is controlled by Shivashankari Kashalkar (the "Managing Member"). The Managing Member has exclusive and complete discretion, power, and authority, subject to the Operating Agreement and applicable law, to manage, control, and administer and operate the business and affairs of the Company, pursuant to the Company Operating Agreement. Unless otherwise determined by the Managing Member and explicitly provided in the applicable unit issuance or purchase agreement, all Common Units issued to non-Managing Members shall be non-voting Units and shall represent solely an economic interest in the Company. Holders of any such non-voting Units shall be entitled to the allocations and distributions attributable to such Common Units, but shall otherwise have no rights or powers (including, without limitation, voting power) to participate in the management of the Company with respect to their Common Units.

Rights to Distributions
The Company currently has one class of Members who hold Common Units. Holders of Common Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds. The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Allocation of Profits and Losses
Net profits shall be allocated to the Company's members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Common Units will be entitled to share ratably in the net assets legally available for distribution to members after the payment of all of the Company's debts and other liabilities, and subject to the Company Operating Agreement.

Rights and Preferences
Holders of the Company's Common Units have certain transfer, drag-along and co-sale rights more fully described in the Company's Operating Agreement.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans
Between July 2015 and August 2017, the Company's Managing Member, Shivashankari Kashalkar, entered into a series of fifteen loans to the Company totaling $42,000.00 (the "Loans"). The Loans were made to the Company for purposes of providing the Company with working capital. The Loans are structured as demand notes and bear an interest rate of four percent (4%) per annum, compounded annually.

32

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Shiva Kashalkar
(Signature)

Shiva Kashalkar
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shiva Kashalkar
(Signature)

Shiva Kashalkar
(Name)

Chief Executive Officer
(Title)

11-13-2017
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Offering Page
Exhibit C Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Video Transcript

Green Pinata LLC

Financial Statements
For the period from April 10, 2015 (date of inception) to December 31, 2015

Shah, Dixit & Associates, P.C
Certified Public Accountants
113 Terrace Hall Avenue, Burlington, MA 01803
shahdixit.com

Shah Dixit & Associates, P.C.

113 Terrace Hall Avenue, Suite 2, Burlington, MA 01803

info@shahdixit.com

Phone: 781.229.7796 Fax: 781.273.4559

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Green Pinata LLC
2 Blue Jay Circle, #2
Wakefield, MA 01880

We have reviewed the accompanying financial statements of Green Pinata LLC (a proprietorship), which comprise the balance sheet as of December 31, 2015, and the related statements of income and proprietor's capital and cash flows for the period from April 10, 2015 (date of inception) to December 31, 2015. A review includes primarily applying analytical procedures to the owner's financial data and making inquiries of the owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Owner's Responsibility for the Financial Statements
The owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Shah, Dixit & Associates P.C.

September 25, 2017

1

FINANCIAL STATEMENTS
Green Pinata LLC
Balance Sheet
December 31, 2015

Assets
Current assets

Cash	$	1,219
Accounts receivable		20
Inventory		5,343
Total assets	$	6,582

Liabilities and Proprietor's capital

Current liabilities

Payroll taxes payable	$	8
Proprietor's capital		6,574
Total liabilities and proprietor's capital	$	6,582

See independent accountant's review report and notes to financial statements.

Green Pinata LLC
Statements of Income and Proprietor's Capital
For the period from April 10, 2015 (date of inception) to December 31, 2015

Sales	$	4,674
Operating Expenses		
Bank charge		5
Commissions & fees		361
Credit card expense		11
Office expenses & supplies		2,269
Payroll service fees		51
Promotional expenses		3,619
Salary		110
Shipping expenses		1,931
Software development		3,303
Subcontractors		350
Taxes - other		7
Taxes - payroll		11
Technology expenses		432
Travel expenses		147
Total Operating Expenses		12,607
Loss before interest/taxes		(7,933)
Other Income/(Expenses)		
Other income		500
Interest income		7
Total other income/(expenses)		507
Net loss		(7,427)
Proprietor's capital- beginning		-
Contributions		14,000
Proprietor's capital - ending	$	6,574

See independent accountant's review report and notes to financial statements.

3

Green Pinata LLC
Statement of Cash Flows
For the period from April 10, 2015 (date of inception) to December 31, 2015

Cash flows from operating activities		
Net loss	$	(7,427)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
(Increase) decrease in assets		
Accounts receivable		(20)
Inventory		(5,343)
(Increase) decrease in liabilities		
Payroll taxes payable		8
Net cash used by operating activities		(5,355)
Cash flows from financing activities		
Contributions by proprietor		14,000
Net increase in cash		1,219
Cash at beginning of year		-
Cash at end of year	$	1,219
Supplemental disclosures of cash flow information:		
Interest paid	$	-

Green Pinata LLC
Notes to Financial Statements
For the period from April 10, 2015 (date of inception) to December 31, 2015

Note 1	**Summary of Significant Accounting Policies** **Nature of Business** Green Pinata LLC (the "proprietorship") is primarily engaged in toy rental service on a subscription basis. **Basis of Accounting** The proprietorship's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared solely from the accounts of Green Pinata LLC, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged. **Accounts receivable** Accounts receivable are stated at the amount the proprietorship expects to collect from balances outstanding at year-end. Based on the proprietorship's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. **Income Taxes** The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. **Uncertain Tax Positions** Generally, the proprietor's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process. **Use of Estimates** The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Note 2	**Subsequent Events** Subsequent events were evaluated through September 25, 2017, which is the date the financial statements were available to be issued. There were no subsequent events that required recognition or disclosure in the financial statements.

Green Pinata LLC

Financial Statements
December 31, 2016

Shah, Dixit & Associates, P.C
Certified Public Accountants
113 Terrace Hall Avenue, Burlington, MA 01803
shahdixit.com

Shah Dixit & Associates, P.C.

113 Terrace Hall Avenue, Suite 2, Burlington, MA 01803
info@shahdixit.com
Phone: 781.229.7796 Fax: 781.273.4559

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Green Pinata LLC
2 Blue Jay Circle, #2
Wakefield, MA 01880

We have reviewed the accompanying financial statements of Green Pinata LLC (a proprietorship), which comprise the balance sheet as of December 31, 2016, and the related statements of income and proprietor's capital and cash flows for the year then ended. A review includes primarily applying analytical procedures to the owner's financial data and making inquiries of the owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Owner's Responsibility for the Financial Statements
The owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Shah, Dixit & Associates P.C.

September 25, 2017

1

FINANCIAL STATEMENTS
Green Pinata LLC
Balance Sheet
December 31, 2016

Assets

Current assets

Cash	$	2,903
Accounts receivable		20
Inventory		10,104
Total current assets		13,027

Fixed assets

Furniture and equipment		8,385
Less: Accumulated depreciation		(2,795)
Net fixed assets		5,590

Total assets	$	18,617

Liabilities and Proprietor's Capital

Current liabilities

Accounts payable	$	840
Payroll taxes payable		973
Other current liabilities		754
Total current liabilities		2,566

Proprietor's capital		16,051

Total liabilities and proprietor's capital	$	18,617

See independent accountant's review report and notes to financial statements.

2

Green Pinata LLC
Statements of Income and Proprietor's Capital
For the year ended December 31, 2016

Sales	$	19,322
Operating Expenses		
Advertising		2,241
Bank charge		5
Commissions & fees		528
Credit card expense		199
Damaged toys		239
Depreciation		2,795
Dues & subscriptions		232
Legal & professional fees		2,942
Meals and entertainment		295
Office expenses & supplies		2,651
Payroll service fees		423
Promotional expenses		3,954
Research expenses		93
Salary		15,417
Shipping expenses		8,484
Software development		905
Subcontractors		200
Taxes - payroll		1,562
Taxes - other		9
Technology expenses		400
Travel expenses		197
Total Operating Expenses		43,772
Loss before interest/taxes		(24,450)
Other Income/(Expenses)		
Other income		20,109
Interest income		13
Total other income/(expenses)		20,123
Net loss		(4,327)
Proprietor's capital- beginning		6,574
Contributions		13,804
Proprietor's capital - ending	$	16,051

See independent accountant's review report and notes to financial statements.

Green Pinata LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(4,327)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation		2,795
(Increase) decrease in assets		
Inventory		(4,761)
(Increase) decrease in liabilities		
Accounts payable		840
Payroll taxes payable		965
Other current liabilities		754
Net cash used by operating activities		(3,734)
Cash flows from investing activities		
Purchase of furniture and equipment		(8,385)
Cash flows from financing activities		
Contributions by proprietor		13,804
Net increase in cash		1,685
Cash at beginning of year		1,219
Cash at end of year	$	2,903

Supplemental disclosures of cash flow information:

Interest paid	$	-

Green Pinata LLC
Notes to Financial Statements
For year ended December 31, 2015

Note 1 — **Summary of Significant Accounting Policies**

Nature of Business

Green Pinata LLC (the "proprietorship") is primarily engaged in toy rental service on a subscription basis.

Basis of Accounting

The proprietorship's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared solely from the accounts of Green Pinata LLC, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged.

Accounts receivable

Accounts receivable are stated at the amount the proprietorship expects to collect from balances outstanding at year-end. Based on the proprietorship's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

Uncertain Tax Positions

Generally, the proprietor's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and Equipment are recorded at cost and depreciated under the straight-line method and declining balance method over the following useful lives:

Description	Years
Furniture, Fixtures & Equipment	5

Note 2 — **Subsequent Events**

Subsequent events were evaluated through September 25, 2017, which is the date the financial statements were available to be issued. There were no subsequent events that required recognition or disclosure in the financial statements.

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Green Piñata

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A convenient, affordable, eco-friendly way to shop for expensive toys

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Highlights

- High quality, educational, eco-friendly toy rental subscription service with recurring monthly revenue

- 60% monthly growth; over 2000 boxes shipped to date to over 600 unique customers

- Sharing economy is expected to grow to $335 billion in 8 years

- Uniquely positioned to earn promotional revenues from organic, eco-friendly baby brands

- Saves millennial parents more than 50% of their spend on toys

Problem

Deal terms

Funding goal *i*	Investment size
$25K – $1.07M	min $25, max $107K

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
20%	$4,000,000

Perks

Get additional perks from Green Piñata for your investment

INVEST
$25

RECEIVE
Receive a 50% discount on first month Green Piñata Toys subscription

INVEST
$50

RECEIVE
50% discount on first month Green Piñata

Kids get bored of toys too fast



- **85%** of our brain develops within the **first 5 years** of our life.
- Children's interests are ever-changing, parents often are unsure what toys their children want.

Wasted Family budget, time and space



Wasted Family budget: US families spend $50Billion on toys every year, and more than 50% of that is wasted! Kids get bored and the toys collect dust.

Wasted time: 83% of parents don't want to waste their valuable time going to the stores or curating for toys online.

Wasted space: Unused and outgrown toys clutter and waste room in kids rooms and storage.

Green Piñata Toys - A subscription service that ships educational, eco-friendly toys

Green Piñata Toys gives parents what they want. It is a subscription service that offers a convenient, affordable and eco-friendly way to shop for expensive toys. We ship curated toys right to your door. Play for as long as needed, return when done.


Saves Time
Curated and shipped


Saves Money
Cuts spending by 50%


Eco-Friendly
Sustainably sourced
Renting is less wasteful

Market Trend

- Sharing economy is booming: Estimated to be at $335 billion by 2025
- Millennial consumers are re-thinking the value of ownership. They value:


Affordability
86%


Convenience
83%


Less Wasteful,
Eco-friendly products
76%

Toys Subscription and exclusive investor only Green Piñata Toys organic cotton T-Shirt

INVEST

$100

RECEIVE

Receive a $25 Green Piñata gift subscription and exclusive investor only Green Piñata Toys organic cotton T-Shirt

INVEST

$250

RECEIVE

Receive a $50 Green Piñata gift subscription and exclusive investor only Green Piñata Toys organic cotton T-Shirt

INVEST

$1,000

RECEIVE

6 months free Green Piñata subscription and exclusive investor only Green Piñata Toys organic cotton T-Shirt

INVEST

$5,000

RECEIVE

12 months free Green Piñata subscription, social media shout out and exclusive investor only Green Piñata Toys organic cotton T-Shirt

INVEST

$25,000 or more

RECEIVE

Fly to Boston (flights covered for US based investors only) and have lunch with the Green Piñata Toys team + Previous perks

Documents

Official filing on SEC.gov

 Form C

Company documents

No documents added yet.

Our Product



- Rated #1, leading industry experts recommended for learning and brain development

- Eco-friendly, made with sustainably sourced wood

- Premium wooden toy brands from Europe and the US

      

How it Works

It's easy! For a monthly fee, families receive up to 4 toys/month. The Toys are shipped right to their door. The kids enjoy the toys for as long as they like, and parents can buy the ones their kids can't part with. When done, they pack up the green piñata box, pop on the prepaid label and hand it to the mail man.





4. PLAY, PURCHASE
3. FREE DELIVERY

Our Hygiene is State-of-the-art

We have sanitized and shipped more than 8000 toys and our sanitization process has made sure the toys are 100% germ-free.







Cleaning
Sanitization
Drying
Quality Control

APPROVED

Cleaning process is approved by our Scientific Expert - Hannah Gardener, PHD in Public Health from Harvard, Medical Prof. in University of Miami

Strong Trajectory and Market Adoption

Green Pinata is in a high growth phase. With parents clamoring to subscribe, grandparents relieved to have gift options and partners seeking visibility to our subscribers, we are gaining the investment of individuals and accredited angel investors who want to be part of our success.





INCEPTION
SUMMER 2015
BETA IN BOSTON& NYC
2015-2016
LAUNCHED IN BOSTON & NYC BETA REST OF COUNTRY
SEPTEMBER 2016
SCALED NATIONWIDE
2017
Exceeded sales forecasts!
60%
Growth Month-to-Month
Rated #1
Motherly Magazine, September 2017 Top Green Toy Picks
M
MOTHERLY
>2000
Shipments



Parents love us!

"Great toys that keep my daughter's attention."



- Eliza F.

"Perfect for our small, city space."



- Jessica R.

"Loving the novelty of new surprise toys with less waste."



-Aryn P.

"Finding new family favorites."



- Kate B.

"Perfect solve for our city apartment."
- Danielle B.

Market Size and Opportunity


$5 Billion
$1.5 Billion
$1 Billion
Toy Market Ages Birth through 5 years old Growing 6% annually
Toys bought by millennial parents with household income >$100k
76% buy eco-friendly products and is addressable market for Green Piñata Toys
Target to capture 5% of the addressable market in the next 5 years.
*Source: The 2016 NPD/ICTI Global Toy Market Report

Lucrative and Expansive Business Model

Green Piñata Toys have 3 sources of revenue.


#100K Customers
Rental Subscription
Business Partner Placement revenue
Gift Market - Newborn, Birthday, Holiday gifts
$25/month
$300/Year /customer
$100/year /customer
$150/year /customer
$30MM
$10MM
$15MM
Total Revenue Year 5 $55MM

- In 2017, we have growing revenues from Rental Subscription
- Starting 2018, we expect to earn revenues from business partner promotions and and gifts for newborns and special occasions.

Competitive Advantage

- Crushed competition and now the leading toy rental for ages <5
- Subscription business trending positively with Amazon, Hasbro entering subscription market

Key Benefits	green piñata	Pley	Bluum	Little Pnuts
Convenience - Ships Nationwide	✓	✓	✓	✓
Curated	✓	✗	✓	✓
Saves Money	✓	✓	✗	✗
Rental Subscription	✓	✓	✗	✗
Novelty	✓	One toy at a time	✗	✗
Thought Leadership in Early Education	✓	✗	✗	✗
Targeting Infants To Five Years	✓	Primary target > 4 years	✓	✓

Our Founding Story



When my daughter was 8 months old, my husband and I were very excited about shopping for toys for her. At the time I had no idea that 85% of our brains develop by the time we are age 5! We were paying several hundred dollars on toys that she only played with for a few days. The clutter from unused toys drove me crazy and we were always running out of storage space. I soon realized I was not alone and bam Green Pinata Toys was born. Play time should be more about having fun together and less about stressing over wastage and clutter.



My team and I are very proud and passionate about building Green Pinata because of two main reasons. 1. We are solving real problem for parents - we help save money, reduce clutter from unused toys, we nurture early learning in children and we offer convenience. 2. we are doing something good for the earth - we help reduce landfill - most plastic toys are not recyclable. The Green Pinata toys are eco friendly, sustainably sourced and we teach the young generation to share and reuse. Most importantly, my team that brings passion and all the right skills necessary to make this business successful and they keep me going!

Our Mission

Fostering learning through play

We built our service on a strong foundation of insights from early education and child development specialists to deliver age-appropriate toys geared for learning at every stage.

We care for our earth

We strive to be as environmentally conscious as possible in order to give our children the best future possible. We have partnered with eco-conscious manufacturers, all of whom use sustainably-sourced wood or recycled plastic to make their products.Together, we help families go green and reduce their addition to the landfill.

We donate toys to children in need

Once our toys have been loved by our customers, we donate them to children in need.

About Green Piñata

Legal Name	Employees	Headquarters
Green Piñata, LLC	3	
Founded	**Website**	
Mar 2015	http://www.greenpinatatoys.com	
Form	**Social Media**	
Massachusetts LLC		



2 Blue Jay Circle , Wakefield, MA

Green Piñata team

Everyone helping build Green Piñata, not limited to employees



Shiva Kashalkar
Founder and CEO

Shiva Kashalkar brings more than 13 years of experience in entrepreneurship, marketing and operations. She has an MBA from Babson and undergraduate degree in technology.

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Morgan Kelly Burke
Chief Marketing Office

Morgan brings 9 years of marketing experience and specializes marketing to young parents for consumer brands including Care.com and Fatherly.

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Victoria Nessen
Marketing Strategist

With over 25 years marketing and sales experience, Victoria advises Green Piñata Toys on marketing strategy, digital and traditional marketing, sales and marketing operations.

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Michelle Zayas
Educational Expert and Customer Service

11 years of experience in early education and supports our customers and their littles with learning through play. Michelle has masters in early education from UMass Amherst.

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Michelle Dunn Taylor
Warehouse and Shipping

20 years in real-estate operations small business operations and arts. Michelle is passionate about creating excellent customer experience and ensures every Piñata sent exceeds customer expectations



Jillian Johnson
Digital Marketing

Our "Jill of All Trades" here at Green Piñata Toys, delivering eye-catching email designs, as well as making the content on the Piñata Blog shine with her exceptional writing and editing skills.

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Cathleen Raffaeli
Board of Advisors

Cathleen brings over 30 years of business management & 17 years of board directorship. Her focus is on new business growth, sales and marketing and strategic turn-around.

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Barbara Russell
Board of Advisors

Angel Investor, Investment Banker, Techstar Mentor, MIT Lecturer and Startup Mentor. Her focus is on strategic growth, fund raising and future positioning.

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Kiran Kashalkar
Technology Advisor

New technology, innovation and UX/UI expert for 13 years. Masters in Science from Penn State University and MBA from Babson.

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Abhishek Khanna
Financial Advisor

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John Hennessey
Investor

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Press

| Article URL | **Add press** |

The article should mention the company directly and come from a reputable source.



Toying with Change: Green Pinata Toys

BH Bostonherald · May 3, 2016

Sometimes all it takes is an idea to change your life.For Shiva Kashalkar, that idea took shape shortly after she gave birth to her daugh...

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Subscription Box for Toxin-Free Toys: Green Piñata

■ AINNO · Nov 5, 2015

Shiva Kashalkar, founder of Green Piñata, with her daughter. (Courtesy of Shiva Kashalkar.) You don't need to be a parent to know that ki...

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Eco friendly baby: Go green with our top toy picks 🌎

ℳ Mother

Toys that are good for your baby and good for the :earth_americas:? ✔ Yes, please! Whether you're taking a step toward minimalism or on t...

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Video Transcript

Your Kids - they love toys! They also get bored of toys too fast. Ever wondered why? **85%** of our brain develops within the first five years of our life. No wonder! They grow up so fast, needing new toys to be engaged and learning new skills.

Imagine a world where you don't have to worry about researching and shopping for the toys your child might like. Best of all, a home that is free of clutter from all the unused toys. That's the world of convenience with Green Piñata Toys.

An average American parent spends about **$500 a year on toys** that their child will play with for only a week, a couple of days and sometimes just a few hours. Green Piñata Toys cuts family's spend on toys by 50% while reducing clutter and ending boredom.

So how does it works? It's easy! For a monthly fee, families receive up to **4 toys/month**. Our toys are premium wooden toys sourced from the best manufacturers around the world. The Toys are shipped right to your door. Your kids enjoy the toys for as long as they like, and you can buy the ones they can't part with. Just pop the **prepaid return label**, hand it to the mailman and receive your next box. It is that simple!

As parents of young children ourselves, we deeply understand what matters the most to the parents and their little ones.

Given we target an eco-friendly audience, we provide a lot of value to other organic brands. Our ability to bring samples to families every month makes us a really exciting marketing platform.

We initially launched in Boston and NYC in 2015. We launched nationwide in October 2016 targeting a market worth 5 billion dollars. We have shipped more than 1000 boxes to-date and parents love our service. We are ready to scale and and we are seeking your support to fund the growth and bring stress-free play time to more families.

Green Piñata, Play. Learn. Repeat!